Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Bartlett, Lawrence L.	2. Issuer Name and Ticker or Trading Symbol Amnis Systems Inc. (AMNM)

6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

_X_ Director                            ___ 10% Owner
_X_ Officer (give title below)   ___ Other (specify below)
Vice President, Chief Financial Officer and Secretary

(Last) (First) (Middle) 2740 Corte Marie	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/29/2003
(Street) Walnut Creek, CA 94598		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	01/30/2003	01/30/2003	M		197,917	A	0.04		D
Common Stock	01/30/2003	01/30/2003	S		197,917	D	0.04	0	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option	0.04	01/30/2003	01/30/2003	A		197,917		01/30/2003 (1)	03/30/2003	Common Stock	197,917	0.04		D
Employee Stock Option	0.04	01/30/2003	01/30/2003	M			197,917	01/30/2003 (1)	03/30/2003	Common Stock	197,917	0.04	0	D
Employee Stock Option	0.035	01/29/2003	01/29/2003	A		1,500,000		02/01/2003 (2)	01/29/2013	Common Stock	1,500,000	0.035	1,500,000	D
Explanation of Responses:

(1) The option was immediately exercisable on vesting, 100% vested on January 30, 2003.
(2) The option vested 50% on February 1, 2003; the remaining 50% will continue to vest at the rate of 5% per month thereafter.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Lawrence L. Bartlett **Signature of Reporting Person Lawrence L. Bartlett	02/11/2003 Date
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